Exhibit 12

XEROX CREDIT CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions)

	Year Ended December 31,
	2009	2008	2007	2006	2005
Income before income taxes	$35	$47	$67	$71	$70
Fixed Charges (1)	4	9	20	32	49

Earnings available for fixed charges	$39	$56	$87	$103	$119

Ratio of earnings to fixed charges (2)	9.75	6.23	4.35	3.22	2.43

(1)	Fixed charges consist of interest expense and gains or losses associated with derivative instruments economically hedging the debt.
(2)	The ratio of earnings to fixed charges has been computed by dividing total earnings available for fixed charges by total fixed charges.

Xerox Corporation Support Agreement: The terms of a Support Agreement with XC provide that we will receive income maintenance payments, to the extent necessary, so that our earnings shall not be less than 1.25 times our fixed charges. Refer to Note 6 – Xerox Corporation Support Agreement to the Financial Statements for further information.

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